Exhibit 99.1

For Immediate Release	Contact:	Laura Feragen StarToplin 215-793-0310 lferagen@startoplin.com

CAPSALUS CORP. PREPARING ORGANIZATION
FOR NEXT STAGE OF DEVELOPMENT

ATLANTA – Sept. 23, 2011 – On the heels of the latest milestone in an aggressive corporate development campaign, marked by the execution of a letter of intent to acquire the marketing rights and assets of GeneWize Life Sciences, Inc., the board of directors of Capsalus Corp., (OTCBB:WELL), a public company operating in the health and wellness arena, has accepted the resignation of  Patrick G. Sheridan as chief financial officer and secretary of the company. Sheridan will serve as a consultant on all remaining 2011 financial requirements, including oversight of the completion of the company’s 2011 audit. Day-to-day financials will be overseen by interim chief executive officer, Steven M. Grubner, and a search is underway for Sheridan’s successor.

Underscoring the amicable terms of his departure, Sheridan writes, “As the company readies for this next stage of growth, I am encouraged both by the prospects and by the foundation we have been able to build together in a very challenging economic climate.”

“Pat has been a major asset to the company, particularly as we have navigated the down economy over the past few years, and we are grateful for his contribution.  Having said that, as we have done in the past, I am confident we will continue to adapt to change and evolve as an organization while driving Capsalus’ performance and portfolio expansion,” said Grubner.

Recently, Capsalus signed a letter of intent to acquire the marketing rights and assets of GeneWize Life Sciences, Inc., a wholly owned direct-selling subsidiary of GeneLink Biosciences, Inc. (OTCBB:GNLK), a leading biosciences company specializing in consumer genomics. The deal is Capsalus’ third in less than a year, and its first acquisition of an established brand.

Its current portfolio includes companies across the consumer products, media and technology, biotechnology and healthcare industry spectrum, including Wish Upon a Hero, an online community pioneering a new model of philanthropy by connecting people in need with people who can help; Guava Healthcare, specializing  in providing customized in-home, non-medical and medical staffing and services to clients across the age spectrum; White Hat Brands, an emerging player in the branded all natural household products market; and PanTheryx, creating and selling biologics, pharmaceuticals and medical products to the expanding healthcare professional market in India.

For more information about Capsalus, contact 888-400-7179, or visit www.capsalus.com.

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Capsalus Corp. (www.capsalus.com) is a public company that partners with and acquires visionary enterprises in the health and wellness space producing progressive, broad-based solutions for better physical, nutritional and emotional health worldwide. Capsalus, which derives its name from “Salus,” the Roman goddess of health and prosperity, works with companies in varying stages of development, from consumer products to media and technology and biotechnology. It provides operating infrastructure, strategic pathways and financial support to get them to the mass market quickly and efficiently.  Capsalus™ is a trademark of Capsalus Corp.

Forward-looking Statements
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